Filed Pursuant to Rule 433

Registration Statement No. 333-214079

Pricing Term Sheet

ENERSIS AMERICAS S.A.

Pricing Term Sheet

October 20, 2016

Issuer:	Enersis Américas S.A.

Principal Amount:	US$600,000,000

Security Title:	4.000% Notes due 2026

Ranking:	Senior Unsecured

Offering Format:	SEC Registered

Trade Date:	October 20, 2016

Settlement Date:	T+3; October 25, 2016

Expected Ratings:*	Baa3 / BBB / BBB (Moody’s/S&P/Fitch)

Maturity Date:	October 25, 2026

Coupon:	4.000% per annum

Gross Proceeds:	US$590,184,000

Benchmark Treasury:	UST 1.500% due August 15, 2026

Spread to Benchmark Treasury:	+245 basis points

Yield to Maturity:	4.202%

Price to Public:	98.364%

Benchmark Treasury Price and Yield:	97-23+; 1.752%

Interest Payment Dates:	April 25 and October 25, commencing April 25, 2017

Optional Redemption:

Make-whole call, in whole or in part, at Treasury plus 40 basis points.

The issuer may redeem the notes, in whole or in part, at any time and from time to time, beginning on the date that is 90 days prior to the scheduled maturity of the notes, at its option at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the principal amount of the notes being redeemed to the date of redemption.

Denominations:	US$1,000 and integral multiples of US$1,000 in excess thereof

Joint Book-Running Managers:	BBVA Securities Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Santander Investment Securities Inc.

CUSIP:	29274F AF1

ISIN:	US29274FAF18

Governing Law:	State of New York

* An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agencies. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BBVA Securities Inc. toll-free at (800) 422-8692, Citigroup Global Markets Inc. toll-free at (800) 831-9146, J.P. Morgan Securities LLC toll-free at (866) 846-2874, Morgan Stanley & Co. LLC toll-free at (866) 718-1649 or Santander Investment Securities Inc. toll-free at (855) 403-3636.

This pricing term sheet supplements the preliminary prospectus supplement issued by the issuer on October 12, 2016 relating to its prospectus dated October 12, 2016.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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